

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

June 29, 2017

Deanna W. Hart
Executive Vice President and Chief Financial Officer
Four Oaks Fincorp, Inc.
6114 U.S. 301 South
Four Oaks, NC 27524

  Re: Four Oaks Fincorp, Inc.
     Form 10-K for the fiscal year ended December 31, 2016
     Filed March 30, 2017
     Form 10-K/A for the fiscal year ended December 31, 2016
     Filed June 23, 2017
     File No. 000-22787

Dear Ms. Hart:

   We have completed our review of your filings. We remind you that our comment or changes to disclosure in response to our comment do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ Michael Volley

            Michael Volley
            Staff Accountant
            Office of Financial Services